Chunghwa Telecom

May 09, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Apr	Net sales	18,394,890	18,498,405	(-)103,515	(-)0.56%

Jan-Apr	Net sales	73,444,802	75,115,398	(-)1,670,596	(-)2.22%

b                  Trading purpose : None